11020042

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gar Wood Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2201
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Jersey (312) 566-0741
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Jersey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gar Wood Securities, LLC, as of December, 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

OFFICIAL SEAL
SHERRY GOUWENS
Notary Public - State of Illinois
My Commission Expires Aug 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen, LLP
Certified Public Accountants

McGladrey

Independent Auditor's Report

To the Members
Gar Wood Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Gar Wood Securities, LLC (the Company) as of December 31, 2010, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gar Wood Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 24, 2011

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2010

Assets		
Cash	$	99,350
Due from brokers		384,764
Commissions receivable (net of allowance of $34,078)		370,693
Receivables from affiliates (net of allowance of $12,741)		143,076
Securities owned, at fair value		154,774
Furniture, equipment, software, and leasehold improvements, at cost (net of accumulated depreciation and amortization of $190,641)		17,654
Other assets		42,599
Total assets	$	1,212,910
Liabilities and Members' Capital		
Commissions payable	$	300,817
Floor brokerage, exchange, and clearing fees payable		99,341
Accounts payable and accrued expenses		105,637
		505,795
Commitments, Contingencies and Guarantees		
Liabilities Subordinated to Claims of General Creditors		150,000
Members' Capital		557,115
Total liabilities and members' capital	$	1,212,910

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Gar Wood Securities, LLC (Gar Wood) is an Illinois limited liability company established on February 20, 2004 and is a broker-dealer registered with the Securities and Exchange Commission (SEC). Gar Wood was admitted as a member of the Financial Industry Regulatory Authority (FINRA) in February 2006. Gar Wood is also registered with the National Futures Association (NFA) as an introducing broker. Gar Wood provides trade clearance, settlement and custody of securities on all major trading exchanges primarily to institutional clients. Gar Wood specializes in boutique prime brokerage services to clients including start-up hedge fund managers and professional traders. Gar Wood is headquartered in Chicago, Illinois.

Gar Wood operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Gar Wood clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Significant accounting policies are as follows:

Accounting policies: The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company receives referral fees for business introduced and transacted with other brokers. The referral fees earned are based upon contractual arrangements and recorded on the accrual basis.

Commissions receivable are stated at the amount management expects to collect from securities transactions.

Interest income and expense is recognized under the accrual basis.

Other income includes advisory fees earned from providing financial advisory services. Advisory fees are recognized as the services are performed, as defined under the terms of each engagement. Deferred income is recognized upon receipt of payment and is amortized over the life of the service contract.

Allowance for Doubtful Accounts: The allowance for doubtful accounts is based on specifically identified amounts that the Company believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. There are a limited number of debtors with individually large amounts due at any given balance sheet date. Any unanticipated change in one of the debtor's credit worthiness or other matters affecting the collectability of amounts due from such debtors, could have a material effect on our results of operations in the period in which such changes or events occur. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Securities owned: Securities owned are recorded at their fair value in accordance with GAAP, as described in Note 2. Securities transactions and related revenue and expenses are recorded on a trade-date basis. The resulting change in unrealized appreciation and depreciation are reflected in the statement of operations.

Furniture, equipment, software, and leasehold improvements: Furniture, equipment and software are recorded at cost and are depreciated using the straight-line method over the estimated useful life of the asset, ranging from 3 to 7 years. Leasehold improvements are recorded at cost and are amortized using a straight-line method over the life of the lease. Repairs and maintenance are expensed as incurred.

Income taxes: The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal income taxes. Instead, members are liable for federal and state income taxes on their respective share of the taxable income of the Company. Accordingly, no provision for federal income tax has been provided for in the accompanying financial statements.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

Note 2. Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

<u>Level 1</u>: Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

<u>Level 2</u>: Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

<u>Level 3</u>: Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment.

Securities traded in the over-the-counter market including U.S. Treasury Securities are valued based on quoted market prices, broker or dealer quotations or alternative pricing sources with reasonable levels of price transparency.

Note 2. Fair Value of Financial Instruments (Continued)

Securities owned include in-the-money warrants that are valued by taking the last reported sales price of the underlying equity securities on the day of valuation and multiplying by a discount rate that takes into consideration the restricted nature of the securities that the warrants are exercisable into. The discount rates are significant unobservable inputs that are determined by the Company.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010:

		Fair Value Measurements Using		
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned, at fair value				
U.S. treasury securities	$ 100,391	$ 100,391	$ -	$ -
Warrants on common stock	54,383	-	-	54,383
	$ 154,774	$ 100,391	$ -	$ 54,383

The carrying value of all other financial instruments approximate fair value due to the short-term maturities of these financial instruments.

Note 3. Derivative Instruments

The Company's derivative activities are limited to holding warrants received in exchange for future services. These derivative contracts are recorded on the statement of financial condition as securities owned measured at fair value of $54,383. The warrants have associated equity price risk. Approximately 326,000 warrants were received under four separate agreements for services to be rendered over varying periods of time and the warrants expire between one and four years from December 31, 2010.

Note 4. Due from Brokers

Amounts due from brokers at December 31, 2010 consist of available cash balances.

Note 5. Related Party Transactions

Receivable from affiliates

At December 31, 2010, included in receivable from affiliates is $143,076, which represents amounts paid by the Company and charged back to contractors in relation to their customer relations activities. The amounts billed include expenses incurred and to be borne by the contractors in the normal course of business and defined in their employment agreement.

Receivable from member

Additionally, at December 31, 2010, receivable from member includes $199,067 representing advances to a Class A Managing Member. The receivable is reflected as a reduction of members' capital in the statement of financial condition.

Note 6. Commitments and Contingent Liabilities

The Company leases office space under a month-to-month operating lease arrangement.

In the ordinary course of its business, the Company is party to a legal proceeding as defendant. The Company has strong defenses and intends to vigorously defend itself against the claims asserted. Regardless, the Company believes that the amount for which it may be held liable, if any, will not have a material adverse effect on its financial condition or results of operations.

Note 7. Furniture, Equipment, Software, and Leasehold Improvements

As of December 31, 2010, furniture, equipment, software, and leasehold improvements consisted of the following:

Leasehold improvements	$ 21,312
Furniture and fixtures	5,414
Equipment	41,941
Computers and software	139,628
	208,295
Less accumulated depreciation and amortization	190,641
Net furniture, equipment, software, and leasehold improvements	$ 17,654

Note 8. Liabilities Subordinated to Claims of General Creditors

The Company has entered into a subordinated loan agreement in the amount of $150,000, maturing on June 30, 2013, and bearing interest at an annual rate of 7 percent. The subordinated borrowing is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk include cash. The Company maintains its cash accounts with one financial institution. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company did not have cash at December 31, 2010 that exceeded the balance insured by the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealers.

The Company is a defendant in legal proceedings arising in the normal course of business. The Company believes, based on the opinion of legal counsel, that the final disposition of these matters will not have a material adverse affect on the Company's financial position or results of operations.

Note 10. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the consolidated financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 11. Members' Capital

Members' capital consists of three classes of members, Class A, B and C. As of December 31, 2010, Class A members total $138,709 and Class B members total $421,406. There are no Class C members as of December 31, 2010.

The Class A and B members have the same rights and obligations with respect to distributions, and allocable share of Net Profits or Net Losses, as defined. Such rights and obligations shall be pro rata based upon the membership interest and membership percentage of each Class A or B member. Class A members have the right and full authority to manage, control, administer and operate the business and affairs of the Company. Class B members have the right to vote on matters as specifically noted in the operating agreement.

Class C members are entitled to an allocation of a Preferred Return, as defined. No Class C interest shall be allocated Company profits in excess of the Class C accrued preference, as defined in the operating agreement. Additionally, Class C members have no voting rights.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $403,376, which was $369,656 in excess of its required net capital of $33,720. At December 31, 2010, the Company's net capital ratio was 1.25 to 1.

The Company is also subject to the CFTC's minimum capital requirements under Regulation 1.17. Under these rules, the Company is required to maintain "adjusted net capital" equivalent to the greater of $45,000 or $3,000 per associated person. At December 31, 2010, the Company's net capital of $403,376 exceeded the required net capital under Regulation 1.17 by $358,376. The Company's minimum net capital requirement is the greater of the requirement under Regulation 1.17 or Rule 15c3-1.

Gar Wood Securities, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.